Fact Sheet for Term Sheet No. 1656BK Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: November 27, 2012
Phoenix Autocallable Securities Linked to the Common Stock of Freeport-McMoran Copper & Gold Inc. due December 18, 2013
Automatic call if at or above initial price on an Observation Date, contingent coupon, full downside exposure below the threshold price

General

The securities are linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc. and may pay a Contingent Coupon on a quarterly basis at a rate of 17.00% per annum. The Contingent Coupon will be payable on a Coupon Payment Date **only if** the Closing Price of the Underlying on the applicable Observation Date is equal to or greater than the Coupon Barrier, which is equal to 75.00% of the Initial Price. The securities will be automatically called if the Closing Price of the Underlying on any Observation Date is equal to or greater than the Initial Price. The securities will cease to be outstanding following an Automatic Call and no Contingent Coupon will be payable following the Call Settlement Date. If the securities are automatically called, you will receive on the applicable Call Settlement Date your initial investment *plus* the Contingent Coupon otherwise due on such date. However, investors should be willing to lose a significant portion or all of their initial investment if the securities are not automatically called and the Final Price is less than the Threshold Price, which is equal to 75.00% of the Initial Price. Any payment on the securities, including the Contingent Coupon payments and payment upon an Automatic Call or at maturity, are subject to the credit of the Issuer.

Note Characteristics

- Receive the Contingent Coupon only if the Underlying on any Observation Date is equal to or greater than the Coupon Barrier.

Risk Considerations

- Appreciation potential limited to the Face Amount plus Contingent Coupons regardless of appreciation in the Underlying.
- Potential early exit as a result of the Automatic Call feature.
- You will lose a significant portion or all of your investment if the securities are not automatically called and the Final Price is less than the Threshold Price.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Contingent Coupon Payment

First Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$42.50 on the first Coupon Payment Date
No
Second Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$42.50 on the second Coupon Payment Date
No
Third Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$42.50 on the third Coupon Payment Date
No
Final Observation Date: Is Closing PriceI ≥ Coupon Barrier?
Yes, Contingent Coupon
$42.50 on the last Coupon Payment Date (maturity date)
No
See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP:	25152R AK 9
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months
Underlying	Common stock of Freeport-McMoRan Copper & Gold Inc.(Ticker: FCX)
Face Amount:	$1,000 per note
Contingent Coupon:	• If the Closing Price of the Underlying on any Observation Date is equal to or greater than the Coupon Barrier, Deutsche Bank AG will pay you the Contingent Coupon applicable to such Observation Date on the related Coupon Payment Date. • If the Closing Price of the Underlying on any Observation Date is less than the Coupon Barrier, the Contingent Coupon applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date. The Contingent Coupon will be a fixed amount based upon equal quarterly installments accrued at the Coupon Rate of 17.00% per annum, or $42.50 per $1,000 Face Amount for each Coupon Payment.
Coupon Barrier:	75.00% of the Initial Price
Observation Dates	March 14, 2013, June 14, 2013, September 13, 2013 and December 13, 2013
Coupon Payment Dates	The third business day following the applicable Observation Date. For the final Observation Date, the Coupon Payment Date will be the Maturity Date.
Automatic Call:	The securities will be automatically called if the Closing Price of the Underlying on any Observation Date is equal to or greater than the Initial Price. If the securities are automatically called, you will be entitled to receive a cash payment per security on the related Call Settlement Date equal to $1,000 *plus* any Contingent Coupon otherwise due on such date. No Contingent Coupon will be payable following the Call Settlement Date
Call Settlement Date:	The third business day following the applicable Observation Date. For the final Observation Date, the Call Settlement Date will be the Maturity Date.
Payment at Maturity:	• If the Final Price is equal to or greater than the Threshold Price: $1,000 plus any Contingent Coupon otherwise due on such date • If the Final Price is less than the Threshold Price: $1,000 + ($1,000 x the Underlying Return)
Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Threshold Price:	75.00% of the Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The Closing Price of the Underlying on the Final Valuation Date
Closing Price:	The official closing price of the Underlying on the relevant date of calculation *multiplied* by the then-current Stock Adjustment Factor.
Stock Adjustment Factor:	Initially 1.0, subject to adjustment for certain actions affecting the Underlying.
Trade Date:	November 30, 2012
Settlement Date:	December 5, 2012
Final Valuation Date:	December 13, 2013
Maturity Date:	December 18, 2013
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1656BK.

For more information regarding this offering, please refer to the term sheet No. 1656BK on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010312006326/dp34466_fwp-ts1656bk.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call

If the securities are called on an Observation Date, the investor will receive a cash payment per security on the related Call Settlement Date equal to $1,000 per Face Amount of securities plus any Contingent Coupon otherwise due on such date. No Contingent Coupon will be payable following the Call Settlement Date.

Observation Date	Expected Call Settlement Date	Payment upon an Automatic Call (excluding Contingent Coupon)
March 14, 2013	March 19, 2013	$1,000.00
June 14, 2013	June 19, 2013	$1,000.00
September 13, 2013	September 18, 2013	$1,000.00
December 13, 2013 (Final Valuation Date)	December 18, 2013 (Maturity Date)	$1,000.00

Hypothetical Payment at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a Coupon Barrier and Threshold Price of 75.00% of the Initial Price and that the securities are not automatically called.

Underlying Return	Payment at Maturity (excluding Contingent Coupon)	Return on the Securities at Maturity (excludingContingent Coupons)
100.00%	N/A	N/A
80.00%	N/A	N/A
40.00%	N/A	N/A
20.00%	N/A	N/A
10.00%	N/A	N/A
0.00%	N/A	N/A
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-25.00%	$1,000.00	0.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – If the securities are not automatically called, you will receive your initial investment at maturity so long as the Closing Price of the Underlying on the Final Valuation Date is greater than or equal to the Threshold Price. However, if the Closing Price of the Underlying on the Final Valuation Date is less than the Threshold Price, you will lose 1.00% of the Face Amount for every 1.00% the Final Price of the Underlying is below the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your investment at maturity. Because the securities are our unsubordinated, unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPON PAYMENTS AND YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY APPRECIATION IN THE UNDERLYING — The securities will not pay more than the Face Amount, plus any accrued and unpaid Contingent Coupon, at maturity or upon an Automatic Call. You will not participate in the appreciation of the Underlying even if the Final Price of the Underlying is greater than or equal to the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be $1,000 per Face Amount (excluding Contingent Coupon payments), regardless of any appreciation of the Underlying, which may be significant.

NO CONTINGENT COUPON WILL ACCRUE OR BE PAID IN ANY PERIOD IN WHICH THE CLOSING PRICE OF THE UNDERLYING ON THE RELEVANT OBSERVATION DATE IS LESS THAN THE COUPON BARRIER — If the Closing Price of the Underlying on an Observation Date is less than the Coupon Barrier, you will not receive any Contingent Coupon for that entire period. You will receive the Contingent Coupon payment for a period only if the Closing Price of the Underlying on the relevant Observation Date is greater than or equal to the Coupon Barrier. If the Closing Price of the Underlying is below the Coupon Barrier on each Observation Date, you will receive no Contingent Coupon payments during the entire term of the securities. Generally, non-payment of Contingent Coupons coincides with a greater risk of loss of your initial investment in the securities, because the Underlying is trading at a price that is lower than the Threshold Price.

REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

RISKS RELATING TO THE CREDIT OF THE ISSUER — The securities are unsubordinated and unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any Contingent Coupon Payment, payment upon an Automatic Call or Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amounts owed to you under the terms of the securities and you could lose your entire investment.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT— The calculation agent will make adjustments to the Stock Adjustment Factor for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all events that could affect the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the accompanying product supplement may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments” in the accompanying product supplement in order to understand the adjustments that may be made to the securities.

SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” and “Freeport-McMoRan Copper & Gold Inc.” in the accompanying term sheet and the issuer’s SEC filings referred to in those sections.

WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING – The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the securities pursuant to this fact sheet. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Payment at Maturity. The issuer of the Underlying has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Underlying.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your securities.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying over the term of the securities may bear little relation to the historical prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the Payment at Maturity described in this fact sheet is based on the full Face Amount of your securities, the original issue price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES – We intend to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are subject to 30% (or lower treaty rate) withholding. However, there is substantial uncertainty regarding the tax treatment of the securities. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1656BK, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1656BK and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.